Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated November 27, 2006 with respect to the consolidated financial statements of Corus Entertainment Inc. (“Corus” or the “Company”), Corus management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report on Form 40-F for the year ended August 31, 2006.

Toronto, Canada,	/S/Ernst & Young LLP
November 29, 2006.	Chartered Accountants